                                                                    Exhibit 99.4

                                 WHX CORPORATION
                             1133 WESTCHESTER AVENUE
                             WHITE PLAINS, NY 10604

                                                            [_______] [__], 2007

Dear Shareholder:

      Enclosed are the prospectus dated [_______] [__], 2007 (the "Prospectus")
and other materials relating to the rights offering by WHX CORPORATION (the
"Company"). Please carefully review the Prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase additional shares of the Company's common stock only during a limited period. You will find answers to some frequently asked questions about the rights offering beginning on page [12] of the Prospectus.
You should also refer to the detailed Instructions for Use of WHX Subscription
Certificate, included with this letter. The exercise of subscription rights is irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING.

      o  We will distribute to each holder of our common stock who is a record holder of our common stock on the record date, which is [_______] [__],
         2007, at no charge, one non-transferable subscription right for each shares of common stock owned, a total of 10,000,498 shares. The subscription rights will be evidenced by non-transferable subscription certificates, which we also refer to as rights certificates.

      o  Each subscription right will entitle the rights holder to purchase [__]
         share of our common stock at a price of $[__] per share, the subscription price, upon timely delivery of the required documents and payment of the subscription price.

      o  Subject to the allocation described below, each subscription right also grants the holder an oversubscription right to purchase additional shares of our common stock that are not purchased by other rights holders pursuant to their basic subscription rights. You are entitled to exercise your oversubscription right only if you exercise your basic subscription right in full.

      o  If you wish to exercise your oversubscription right, you should indicate the number of additional shares that you would like to purchase in the space provided on your rights certificate. When you send in your rights certificate, you must also send the full purchase price for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your basic subscription right). If an insufficient number of shares is available to fully satisfy all oversubscription right requests, the available shares will be distributed proportionately among rights holders who exercise their oversubscription right based on the number of shares each rights holder subscribed for under the basic subscription right, subject to the maximum number of shares for which rights holders can oversubscribe without endangering the availability of the Company's net operating loss carry forwards, or NOLs, under
         Section 382 of the Internal Revenue Code. In the event rights holders seeking to oversubscribe would endanger the availability of our NOLs, those rights holders seeking to oversubscribe will generally be proportionately reduced. However, to maximize the proceeds of the offering or to avoid endangering the availability of the Company's
         NOLs, Steel Partners may voluntarily agree to reduce its participation, which reduction may not be made proportionately. In addition, the
         Company may refuse any subscription, in its sole and absolute discretion, which would result in the subscriber owning 5% or more of the Company's common stock, to avoid endangering the availability of the Company's NOLs. The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the subscription period. See "The Rights
         Offering--Subscription Rights--Oversubscription Rights" in the
         Prospectus.

      o  If rights holders wish to exercise their subscription rights, they must do so prior to 5:00 p.m., New York City time, on [_______] [__], 2007, the expiration date for the rights offering, subject to extension or earlier termination. After the expiration date, the subscription rights will expire and will have no value. See "The Rights
         Offering--Expiration of the Rights Offering and Extensions, Amendments
         and Termination" in the Prospectus.

      o  You are not required to exercise any or all of your subscription rights. We will deliver to the record holders who purchase shares in the rights offering certificates representing the shares purchased with a holder's subscription right as soon as practicable after the rights offering has expired. If you request and pay for more shares than are allocated to you, we will refund the overpayment, without interest.

      o  In connection with the exercise of the oversubscription right, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights exercised, and the number of shares of common stock requested through the basic and oversubscription right, by each beneficial owner on whose behalf the nominee holder is acting.

      If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are otherwise held in the name of your bank, broker or other nominee, you must contact your bank, broker or other nominee if you wish to participate in this rights offering.

      If you do not exercise your subscription rights, your ownership interest in the Company may be diluted. Please see page [27] of the Prospectus for a discussion of dilution and other risk factors.

      If you have any questions concerning the rights offering, please contact the information agent, MacKenzie Partners, Inc., 105 Madison Avenue, New York,
NY 10016, by telephone at (212) 929-5500 (call collect) or (800) 322-2885
(toll-free) or by email at proxy@mackenziepartners.com.

                                   Sincerely,

                                   Glen M. Kassan
                                   CHIEF EXECUTIVE OFFICER